# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SKYX Platforms Corp., CIK 0001598981
CUSIP: 78471E105
Title of class of securities: Common Stock, no par value per share
Address of issuer's principal executive offices: 2855 W. McNab Road, Pompano Beach, Florida (FL), 33069
Date of event which requires filing of this statement: 11/15/2025
Amends the filing with accession number 0001493152-22-004707
Filed by CIK 0001634483
Persons authorized to receive notices and communications: Rani R. Kohen, c/o SKYX Platforms Corp., 2855 W. McNab Road, Pompano Beach, Florida (FL), 33069, (855) 759-7584; Jurgita Ashley, Thompson Hine LLP, 3900 Key Center, 127 Public Square, Cleveland, Ohio (OH), 44114, (216) 566-5500

## Reporting persons
- Rani R. Kohen (CIK 0001634483): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF), other (OO); sole voting power 9,259,970; shared voting power 0; sole dispositive power 11,649,970; shared dispositive power 0; aggregate amount beneficially owned 11,649,970 (8.7% of the class)
  Comment: Number of shares beneficially owned by Mr. Kohen with sole voting and dispositive power includes (i) 9,143,969 shares of Common Stock held by KRNB Holdings, LLC, of which Mr. Kohen is the sole owner and manager, and (ii) 100,000 shares of Common Stock held by a family member. Number of shares beneficially owned by Mr. Kohen with sole dispositive power includes 2,390,000 shares of Common Stock that may be acquired pursuant to the exercise of stock options that are exercisable within 60 days of the filing of this Statement.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value per share
Name of issuer: SKYX Platforms Corp.
Address of issuer's principal executive offices: 2855 W. McNab Road, Pompano Beach, Florida (FL), 33069
Comment:
This Amendment No. 4 to Statement of Beneficial Ownership on Schedule 13D (this "Amendment No. 4") amends the Statement of Beneficial Ownership on Schedule 13D filed by Rani Kohen on February 15, 2022 (as amended, the "Schedule 13D" or this "Statement"). Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings set forth in the Schedule 13D. Except as amended and supplemented by this Amendment No. 4, the Schedule 13D remains unchanged.

This Amendment No. 4 is being filed to reflect the change in percentage of beneficial ownership held by Mr. Kohen as a result of a change in outstanding shares of Common Stock of the Company.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Mr. Kohen beneficially owns in the aggregate 9,259,970 shares of Common Stock, which represents approximately 7.0% of the Company's outstanding shares of Common Stock and includes 9,143,969 shares of Common Stock directly held by KRNB Holdings, LLC, which Mr. Kohen, as the sole owner and manager of KRNB Holdings, LLC, may be deemed to beneficially own, and 100,000 shares of Common Stock held by a family member.

Mr. Kohen also holds options to purchase an aggregate of 3,640,000 shares of Common Stock, 2,390,000 of which are exercisable within 60 days of the filing of this Statement, which were received as part of his executive officer compensation. Such options include (i) options to purchase 1,140,000 shares of Common Stock at an exercise price of $12.00 per share, which expire on January 1, 2027; (ii) options to purchase 1,000,000 shares of Common Stock at an exercise price of $6.00 per share, which expire on January 1, 2027; and (iii) options to purchase 1,500,000 shares of Common Stock at an exercise price of $2.42 per share, 250,000 of which are exercisable within 60 days of the filing of this Statement, which expire on December 8, 2030. In addition, Mr. Kohen also holds performance-based options to purchase 15,000,000 shares of Common Stock at exercise prices ranging from $6.00 to $12.00 per share that are not exercisable within 60 days of the date of this Statement.

Each percentage ownership of Common Stock set forth in this Statement is based on 131,515,108 shares of Common Stock outstanding as of January 26, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Kohen has the sole power to direct the voting and disposition of the shares of Common Stock and options disclosed as beneficially owned by him in the table set forth on the cover page to this Statement.
Transactions in the class effected during the past sixty days: On December 8, 2025, Mr. Kohen was granted options to purchase 1,500,000 shares of Common Stock at an exercise price of $2.42 per share, which expire December 8, 2030, as part of his executive officer compensation.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The December 8, 2025 options granted to Mr. Kohen were granted under the Company's Amended and Restated 2021 Stock Incentive Plan and the form of option award agreement under such plan, copies of which have previously been filed by the Company with the Securities and Exchange Commission.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 - Amended and Restated 2021 Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 10, 2024).

Exhibit 99.2 - Form of Nonqualified Stock Option Agreement (2021 Stock Incentive Plan) (April 2023) (incorporated herein by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2023).

## Signatures
- Rani R. Kohen: /s/ Rani R. Kohen, Rani R. Kohen (01/28/2026)